December 19, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, D.C.20549

Re:	Dominion Diamond Corporation
Form 40-F for Fiscal Year Ended January 31, 2013
Filed April 29, 2013
File No. 001-33838

Dear Ms. Jenkins:

We have received your letter dated December 17, 2013 and are in the process of reviewing and responding to your comments.

We note that you have requested a response within 10 business days, or January 2, 2014. In light of the upcoming holidays, we would greatly appreciate an extension to this date so as to allow us to provide you with a complete response. We would therefore kindly request that our response deadline be extended to January 16, 2014.

Thank you very much in advance for your consideration.

Sincerely,

/s/ Wendy Kei
Wendy Kei
Chief Financial Officer

P.O. Box 4569, Station A, Toronto, Canada M5W 4T9 T 416.362.2237 F 416.362.2230 www.ddcorp.ca	1